Exhibit 99.2

ALEXCO RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

Suite 1125, 555 Burrard Street, Vancouver, BC V7X 1M9 ׀ Phone: 604-633-4888 Fax: 604-633-4887

www.alexcoresource.com

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

TABLE OF Contents

Q2 2020 HIGHLIGHTS AND OVERALL PERFORMANCE	1
CORPORATE	1
MINE OPERATIONS AND EXPLORATION	2
OVERVIEW OF THE BUSINESS	2
OUTLOOK AND STRATEGY	3
Keno Hill Silver District	3
Elsa Reclamation & Development Company (“ERDC”)	3
Economic Climate	4
2020 Outlook	4
Keno Hill Silver District	4
RESULTS OF OPERATIONS	5
Mine Site Care and Maintenance	5
ERDC	5
General and Administrative Expenses	5
SUMMARY OF QUARTERLY RESULTS	6
Liquidity, Cash Flows and Capital Resources	7
Silver Purchase Agreement (“SPA”) with Wheaton	8
Sensitivity of Embedded Derivative	10
Share Data	11
Financial Instruments	11
Off-Balance Sheet Arrangements	12
Related Party Transactions	12
Critical Accounting Estimates and Judgments	13
Non-GAAP Measures	13
Internal Control Over Disclosure Controls and Procedures and Financial Reporting	13
Risk Factors	14
Summary of Mineral Reserve and Resource Estimates	15
Cautionary Statement Regarding Forward-Looking Statements	17
Technical Disclosure Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates	18

Alexco Resource Corp. ׀ i

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco”, the “Corporation” or the “Company”) is dated August 12, 2020 and provides an analysis of Alexco’s unaudited interim condensed consolidated financial results for the three and six month periods ended June 30, 2020 (“Q1 2020” and “Q2 2020”) compared to the three and six month periods ended June 30, 2019 (“Q1 2019” and “Q2 2019”).

The following information should be read in conjunction with the Corporation’s June 30, 2020 unaudited interim condensed consolidated financial statements with accompanying notes (the “Q2 2020 Interim F/S”), which have been prepared in accordance with IAS 34 Interim Financial Reporting, and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the fiscal year ended December 31, 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Q2 2020 Interim F/S follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com and Edgar website at www.sec.gov.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

All dollar figures are expressed in Canadian dollars unless otherwise stated.

Q2 2020 HIGHLIGHTS AND OVERALL PERFORMANCE

CORPORATE

•	Overall, Alexco reported net loss of $12,229,000 or $0.10 per share for Q2 2020 compared to net loss of $1,471,000 for Q2 2019. The net loss for Q2 2020 is primarily a result of a non-cash fair value loss of $11,579,000 related to the embedded derivative associated with the Wheaton Precious Metals Corp. (“Wheaton”) streaming agreement, as well as non-cash costs of $520,000 related to share-based compensation and $430,000 of depreciation expense. The net loss for Q2 2019 included a non-cash fair value gain of $1,005,000 on the embedded derivative related to the Wheaton streaming agreement. The embedded derivative is marked to market at the end of each quarter, value fluctuation is expected to continue on a quarterly basis pursuant to note 8 of Q2 2020 financial statements.
•	The Corporation’s cash and cash equivalents at June 30, 2020 totaled $17,799,000 compared to $6,841,000 as at December 31, 2019, while net working capital (see Non-GAAP Measures on page 13) totaled $24,405,000 compared to $10,090,000 at December 31, 2019. The Corporation’s restricted cash and deposits at June 30, 2020 totaled $2,913,000 compared to $2,777,000 at December 31, 2019.

•	On July 7, 2020, subsequent to quarter end, the Corporation completed an equity financing and issued 10,994,000 common shares at a price of $2.73 per share for aggregate gross proceeds of $30,013,620. In connection with this equity financing, the Corporation paid the Underwriters a cash commission equal to 4.5% of gross proceeds.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

MINE OPERATIONS AND EXPLORATION

•        On June 24, 2020, in anticipation of receipt of the final water use license (“WUL”) and final amended and restated Wheaton streaming agreement, Alexco announced that it is moving forward to finalize development of its mining operations at the Keno Hill Silver District (“KHSD”, “Keno Hill”, or the “District”). Initial concentrate production and silver sales are expected to occur in Q4 2020.

•        On July 23, 2020, subsequent to quarter end, the Company received the final amended and renewed water use license (“WUL”) for KHSD from the Yukon Water Board. The WUL authorizes Alexco to source and use water, as well as deposit designated waste streams into approved facilities in and around planned production centers at the Bellekeno, Flame & Moth and Bermingham mines, and the mill facility.

•	On August 5, 2020, subsequent to quarter end, Alexco entered into an agreement with Wheaton to amend and restate its streaming agreement whereby the silver production payment made by Wheaton will continue to be based on 25% of the silver production but will be based on a new payment formula as outlined below:
    During the earlier of the initial two years ending August 4, 2022 or eight million ounces of payable silver production, the silver production payment from Wheaton to Alexco will be adjusted on a curve that reduces downside pricing risk, and enhances upside opportunity (the “Initial Production Payment”). The amended production payment formula during the initial two years is a linear equation that pays 90% of spot price at US$15 per ounce silver (and below) and 10% of spot price at US$23 per ounce silver (and above); and
    Following the initial two-year period, the production payment formula remains a linear equation and will pay 90% of spot price at US$13 per ounce silver (and below) and 10% of spot price at US$23 per ounce silver (and above).

•        The Company’s 2020 surface exploration program that commenced on July 17, 2020 is expected to include a minimum of 4,200 meters (“m”) of surface drilling focused on the Bermingham “deep target”, where exploration drilling in 2019 successfully confirmed the presence of wide, high-grade mineralization at depth below the Bermingham high grade silver mineral resource.

OVERVIEW OF THE BUSINESS

Alexco owns the majority and most prospective part of the historic Keno Hill Silver District, located in Canada's Yukon Territory. The Bellekeno silver mine, a high grade silver operation with a production grade averaging 779 grams per tonne (“g/t”) silver (“Ag”), commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 million (“M”) ounces (“oz”) of silver during the 2010 – 2013 period. In September 2013 Alexco suspended Bellekeno mining operations in light of sharply reduced silver and base metal prices. Since the suspension, Alexco has focused on advancing the newly discovered Flame & Moth and Bermingham deposits, renegotiating third party contracts, reviewing opportunities to reduce future mine operating costs, improve productivity and prepare for future operations at Keno Hill. This work culminated with the announcement of the pre-feasibility study (“PFS”) results in March 2019 and the publication of the PFS in May 2019, as amended in February 2020. On June 24, 2020 Alexco announced that it is moving forward with final development of its mines at Keno Hill, including production from the Bellekeno, Flame & Moth, and Bermingham silver deposits, anticipating initial concentrate production and silver sales in Q4 2020.

The KHSD lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement (“CCBA”) with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the District including exploration, care and maintenance, District closure activities and mine production.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

Alexco is a public company which is listed on the NYSE American Stock Exchange and the Toronto Stock Exchange under the symbol AXU.

On July 24, 2020, Michael Winn resigned from Alexco’s Board of Directors in order to focus on his increasing responsibilities at other publicly listed companies. Mr Winn will remain as a Strategic Advisor to Alexco’s Board of Directors going forward.

OUTLOOK AND STRATEGY

Keno Hill Silver District

Alexco’s current focus is to re-start mining operations at Keno Hill with initial concentrate production slated for Q4 2020. Alexco has the requisite permits and authorizations for future ore production from the Flame & Moth, Bermingham, and Bellekeno deposits. Amendment of the Corporation’s Quartz Mining License (“QML”) was completed in the fourth quarter of 2019, which incorporates the Bermingham deposit into the mine plan. On July 23, 2020 Alexco received from the Yukon Water Board the final amended and renewed WUL, which authorizes Alexco to source and use water, as well as deposit designated waste streams into approved facilities in and around planned production centres at the Bellekeno, Flame & Moth, and Bermingham mines, and the District’s mill facility. The term of the WUL is 17 years. The Lucky Queen and Onek deposits, which are permitted under the QML, are not included in the renewed WUL. These deposits are not included in the first five years of the Company’s production plan and further permitting of these deposits will be required in the future.

Elsa Reclamation & Development Company (“ERDC”)

In parallel, Alexco, through ERDC, continues to advance the reclamation project of historic liabilities in the District. As part of Alexco’s 2006 acquisition of the United Keno Hill Mines (“UKHM”) mineral rights in the District, ERDC, a wholly owned subsidiary of Alexco, is party to the amended and restated subsidiary agreement (“ARSA”) with the Canadian Government. Under the ARSA, ERDC is retained by the Canadian Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance for the reclamation of the historical environmental liabilities of the former UKHM mineral properties. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure plan with the Canadian Government.

ERDC currently holds a Type B WUL under the Yukon Waters Act to undertake care and maintenance activities in the Keno Hill area. ERDC is responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope.

The Reclamation Plan at Keno Hill was completed in September 2018 and was subsequently submitted for environmental assessment by the YESAB. In February 2020 a final Evaluation Report was issued by YESAB and on July 20, 2020 a final Decision Document was issued. ERDC is now entering into the Yukon Water Board’s licencing process to authorize the activities necessary to effect closure of the site. After licencing, the Reclamation Plan must be finalized for submission to Crown-Indigenous Relations and Northern Affairs Canada (“CIRNAC”) for approval prior to proceeding into implementation and execution of the final cleanup project.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

Economic Climate

Silver, lead (“Pb”) and zinc (“Zn”) historically are the primary metals found within the District. With respect to the economic climate during the first half of 2020, the price of silver has been extremely volatile as a result of the COVID-19 pandemic and other global factors. The average silver price during the first six months of 2020 was US$16.66 per ounce. Silver traded from a high of US$18.77 per ounce of silver on February 24, 2020 to a low of US$12.00 per ounce of silver on March 19, 2020, while Pb traded between US$0.90 to US$0.73 per pound and Zn traded between US$1.12 to US$0.82 per pound. As at the date of this MD&A, spot commodity prices are approximately US$26.00 per ounce silver, US$0.87 per pound for Pb and US$1.07 per pound for Zn and the Canadian-US exchange rate is approximately US$0.75 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$18.75 per ounce of silver, for Pb average approximately US$0.85 per pound, and for Zn US$1.00 per pound, with the Canadian-US exchange rate forecast at US$0.75 per CAD (see “Risk Factors” in the MD&A for the year ended December 31, 2019, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of Alexco” and “General Economic Conditions May Adversely Affect Alexco’s Growth and Profitability” thereunder).

2020 OUTLOOK

Keno Hill Silver District

Capital Development and Operations

On June 24, 2020 the Company announced that it is moving forward to finalize development of its mines at Keno Hill, with a goal of mill commissioning and silver concentrate production in Q4 2020. The Company is making steady progress towards its production goal with mine site development activities, recruitment of key personnel, securing and delivery of mine equipment and advancing capital infrastructure projects at the mill and across the surface operations footprint including camp expansion and mine surface support facilities – all proceeding as scheduled.

Underground activities are currently focused on rehabilitation of the primary access ramp and services installation at the Bellekeno mine, which will be the first mine to deliver ore to the mill in Q4 2020. Initial underground work at Flame & Moth also began in August with minor rehabilitation followed by resumption of ramp development, and similar work will begin at Bermingham later in September. Related to the underground work new equipment comprising two 3.5 yard Load, Haul, Dump loaders (LHD’s), two 20 tonne haul trucks, and two twin boom jumbos have arrived on site, and additional equipment will be delivered consistent with the underground development schedule.

Major mill modifications and improvements underway include the installation of a second ball mill (7’ x 10’), a second tailings filter press, two new concentrate regrind mills for both the lead and zinc concentrate, an improved fine ore feed system, and a crusher ventilation system including a new building enclosure around the existing crusher. All major process equipment has been delivered to site and completion of key mill improvement projects is anticipated with mill commissioning in Q4 2020.

The current focus of surface construction activities is the completion of camp expansion facilities including two new bunkhouse units, an upgraded administration complex, employee dry and wash facilities and maintenance and support facilities. Similar to the mill modification and construction activity, surface construction projects will be complete in Q4 2020.

The Company continues to advance with recruitment and onboarding of the Keno Hill operations workforce. The senior management team at Keno Hill is in place and key supervisors, operators, miners and certified maintenance trades continue to be recruited, with a current count of 68 employees on board at Keno Hill. In addition, 18 contract personnel are providing services with the majority of the vendors having partnership or joint venture arrangements in place with the FNNND. Alexco’s recruiting efforts continue to prioritize residents of the Yukon first along with British Columbia. To date, over 90% of Keno Hill employees are from the Yukon and British Columbia.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

COVID-19 - Operations

With an increasing workforce and expanding capital development activity on site, Alexco’s primary focus continues to be the health and safety of our employees, contractors and the communities in which we operate. Our COVID-19 management plan continues with strict prevention measures in place, consistent with the guidelines of the Yukon Government and health officials.

Exploration

In July 2020 Alexco mobilized personnel and equipment to begin the Bermingham surface exploration drilling program. This +4,200 m drilling campaign will test the Bermingham “deep target” for offsets and extensions of the previously discovered silver mineralization approximately 200 m vertically below the NE Zone of the Bermingham deposit, which overall contains an Indicated Mineral Resource of 32.9 M oz of silver at an average grade of 930 g/t silver. The 2020 exploration drilling will be focused at depth, approximately 250 m along strike northeast of the silver mineralization discovered in 2019, where best results returned 1,414 g/t silver over an estimated true width of 8.15 m in the Bermingham Footwall vein structure. To date approximately 930 m of drilling is complete utilizing a single drill with a second drill to be added in the near future. Results from this drilling will be released when available.

RESULTS OF OPERATIONS

Mine Site Care and Maintenance

Mine site care and maintenance costs for Q2 2020 totaled $1,228,000 compared to $455,000 for Q2 2019. The costs increased in Q2 2020 compared to Q2 2019 as the Corporation increased mill maintenance and non-capital refurbishment initiatives, which is primarily comprised of labour costs for repairs, in 2020 related to recommissioning of the mill and related plant. Included in mine site care and maintenance costs is depreciation expense of $340,000 for Q2 2020 compared to $307,000 for Q2 2019.

ERDC

During Q2 2020, under the contract with the Canadian Government for the remediation of legacy environmental conditions at Keno Hill, ERDC completed the environmental assessment for the Reclamation Plan. A final Evaluation Report by YESAB was issued in February 2020 and a final Decision Document was issued on July 20, 2020.

General and Administrative Expenses

Corporate general and administrative expenses during Q2 2020 totaled $1,526,000 compared to $1,499,000 for Q2 2019. These periods included non-cash costs in the amounts of $456,000 and $591,000 in the 2020 and 2019 periods, respectively, which relate to share-based compensation and amortization and depreciation expenses.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

SUMMARY OF QUARTERLY RESULTS

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Period	Revenue	Gross Profit (Loss)	Net Income (Loss)	Basic Income (Loss) per Share	Diluted Income (Loss) per Share	Expenditures Capitalized on Mineral Properties
2018-Q3	4,669	1,702	(1,548)	$(0.01)	$(0.01)	6,517
2018-Q4	8,902	2,152	(1,795)	$(0.02)	$(0.02)	3,163
2018 Total	13,571	3,854	(3,343)	$(0.03)	$(0.03)	9,680
2019-Q1	7,233	1,472	1,207	$ 0.01	$ 0.01	1,266
2019-Q2	8,694	2,034	(1,471)	$(0.01)	$(0.01)	1,690
2019-Q3	7,200	1,420	(2,308)	$(0.02)	$(0.02)	2,531
2019-Q4	6,079	1,150	(6,343)	$(0.06)	$(0.06)	1,794
2019 Total	29,206	6,076	(8,915)	$(0.08)	$(0.08)	7,281
2020-Q1	567	27	12,053	$ 0.10	$ 0.10	1,975
2020-Q2	871	(24)	(12,229)	$ (0.10)	$ (0.10)	1,396

Notes:

1.	Sum of all the quarters may not add up to the yearly totals due to rounding
2.	The table includes results from continuing and discontinued operations. The revenue and gross profit for the 2020-Q1 period relates to continuing operations and is representative of the portion of revenue and gross profit attributable to continuing operations in prior periods.

The net loss from the 2018 quarters reflect fair value adjustments from the Corporation’s investments, site-based expenditures, mill maintenance initiatives and general and administrative expenses offset by a non-cash fair value gain related to the embedded derivative on the Wheaton streaming agreement. The net income from Q1 2019 reflects a gain on the embedded derivative related to the Wheaton streaming agreement, offset by site-based expenditures along with general and administrative expenses of the Corporation. The net loss for the second quarter of 2019 reflects site-based expenditures along with general and administrative expenses, which were partially offset by a non-cash fair value gain related to the embedded derivative on the Wheaton streaming agreement. The net loss for the third quarter of 2019 reflects continued site-based expenditures at Keno Hill along with general and administrative expenses. The net loss for the fourth quarter of 2019 reflects increased non-cash costs related to a loss on the fair value of the derivative asset related to the Wheaton stream and an increase in share-based compensation expense. The net income from Q1 2020 reflects a gain on the sale of AEG and a gain on the embedded derivative related to the Wheaton streaming agreement, offset by site-based expenditures along with general and administrative expenses of the Corporation. The net loss in Q2 2020 reflects a non-cash fair value loss of $11,579,000 on the embedded derivative related to the Wheaton streaming agreement, as well as site-based expenditures related to non-capital mill refurbishments in anticipation of mill commissioning and general and administrative expenses of the Corporation.

The mineral property expenditures incurred in the 2018 periods reflect completion of the advanced exploration decline, completion of the underground drilling program at the Bermingham deposit, commencement of the underground development decline at the Flame & Moth deposit and completion of a 15,314 m surface exploration drilling program. The mineral property expenditures in 2019 mainly reflect continued work with independent contractors on the PFS, completion of the 2019 surface exploration drilling program and development infrastructure initiatives at site. The mineral property expenditures in Q1 and Q2 2020 mainly reflect completion of an airborne geophysical program in March 2020, development activities at site and preparation for the upcoming surface exploration drilling program.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

Liquidity, Cash Flows and Capital Resources

Liquidity

At June 30, 2020 the Corporation had cash and cash equivalents of $17,799,000, and net working capital of $24,405,000 compared to cash and cash equivalents of $6,841,000 and net working capital of $10,090,000 at December 31, 2019. Subsequent to quarter end, the Corporation completed an equity financing raising aggregate gross proceeds of an additional $30,013,620. The Corporation faces no known liquidity issues and is not aware of any significant credit risks in any of its financial assets. In addition, the Corporation’s restricted cash and deposits at June 30, 2020 totalled $2,913,000 compared to $2,777,000 at December 31, 2019.

In accordance with the PFS, the pre-production capital required for the development of Keno Hill and restart of underground production operations is estimated to be $17,900,000 plus an additional $5,300,000 for working capital. The Company anticipates the outlay of these expenditures through Q1 2021.

With its cash resources and net working capital on hand at June 30, 2020 along with the additional $30,013,620 of gross proceeds from the equity financing completed on July 7, 2020, Alexco anticipates it will have sufficient capital resources to service the working capital requirements of its capital and development costs for a re-start of underground production operations, mine site care and maintenance, exploration activities, and corporate offices and administration, for at least the next 12 month period. As noted elsewhere in this MD&A, any unforeseen capital and development expenditures in excess of current plans, as well as funding necessary to achieve the Company’s long-term objectives for the ongoing exploration and future development of its mineral properties, may require the Corporation to raise additional funding in the future.

Alexco’s main sources of funding have been from mining operations, environmental and reclamation services from ERDC and AEG and equity issuances. All sources of finance reasonably available will be considered to fund future capital requirements should they arise, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests or other property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

Alexco’s activities expose it to a variety of financial risks: market risk (currency risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in Note 5 of the Corporation’s financial statements for the year ended December 31, 2019.

The Corporation manages liquidity uncertainty by monitoring actual and projected cash flows on a regular basis to ensure the Corporation can service its contractual obligations and commitments such as flow through financing commitments. Factors that can impact the Corporation’s liquidity are monitored regularly and include assumptions of operational levels, operating costs, capital costs and foreign exchange rates.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

Cash Flows

(expressed in 000’s of dollars)	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019

Cash flow used in operating activities	$(2,823)	$(4,045)	$(5,417)	$(4,689)
Cash flow provided (used) in investing activities	(2,050)	(1,236)	7,616	(2,682)
Cash flow provided by financing activities	364	10,692	8,422	10,598

	$(4,509)	$5,411	$10,621	$3,227

Cash outflow in operating activities was $2,823,000 for Q2 2020 versus $4,045,000 for Q2 2019. The majority of cash outflow from operating activities during the 2020 and 2019 periods were expended on site-based care and maintenance costs, non-capital mill refurbishments and general and administrative expenses. The increase in cash outflow in operating activities in Q2 2019 relates to the upfront invested capital into projects for clients from AEG. Cash outflow from investing activities were $2,050,000 for Q2 2020 versus cash outflow of $1,236,000 for Q2 2019. The cash outflow from investing activities during Q2 2020 related to planning for the surface exploration program and costs incurred for underground equipment. The cash inflows from financing activities were $364,000 for Q2 2020 versus cash inflow of $10,692,000 for Q2 2019. The cash inflow from Q2 2020 related to the exercise of stock options, partially offset by the repayment of lease liabilities. The cash inflow from Q2 2019 related to two equity financings with net proceeds of $10,836,000, partially offset by the repayment of lease liabilities.

Silver Purchase Agreement (“SPA”) with Wheaton

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a SPA with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000 and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a reduced silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA (the “Amended SPA”) such that Wheaton will continue to receive 25% of the life of mine payable silver from the District with a variable production payment based on monthly silver head grade and monthly silver spot price. The actual monthly production payment from Wheaton is determined based on the monthly average silver head grade at the mill and the monthly average spot price, as determined by a grade and pricing curve with an upper ceiling grade of 1,400 g/t silver and price of US$25 per ounce of silver and a floor grade of 600 g/t silver and price of US$13 per ounce of silver. Additional terms of the amendment include a date for completion of the 400 tonnes per day (“tpd”) mine and mill completion test, which has now been extended to December 31, 2021. If the completion test is not satisfied by December 31, 2021, the Corporation may be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2021. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

As at June 30, 2020, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the monthly silver head grade and silver price. The model relies upon inputs from the PFS, such as payable ounces expected to be delivered, head grade and silver price and will continue to be updated as a result of any updated studies, mine plans and actual production. A discount rate of 12.75%, representing the implied discount rate applied to the payment made under the Amended SPA was used to calculate the net present value. There were adjustments totalling $11,579,000 recorded during Q2 2020 (Q2 2019 - $6,487,000) primarily as a result of the impacts from the COVID-19 pandemic including the recovery of the silver price and a decrease in interest rates as central banks around the world launched stimulus packages whereas the adjustment in the 2019 period primarily related to the impacts from the updated PFS. See “Sensitivities of Embedded Derivative” below.

On August 4, 2020 Alexco entered into an agreement with Wheaton to amend and restate its streaming agreement whereby the silver production payment made by Wheaton will continue to be based on 25% of the silver production and will be based on a new payment formula as outlined below:

•         During the earlier of the initial two years ending August 4, 2022 or eight million ounces of payable silver production, the silver production payment from Wheaton to Alexco will be adjusted on a curve. The amended production payment formula during the initial two years is a linear equation that pays 90% of spot price at US$15 per ounce silver (and below) and 10% of spot price at US$23 per ounce silver (and above). By way of example, in the two-year production period and assuming a nominal US$17 per ounce silver pricing market, the Wheaton production payment (to Alexco) will increase by approximately 70% per ounce of silver relative to the existing agreement; and

•	Following the initial two-year period, the production payment formula remains a linear equation and will pay 90% of spot price at US$13 per ounce silver (and below) and 10% of spot price at US$23 per ounce silver (and above).

As consideration of the foregoing amendments, Alexco issued to Wheaton 2 million common share purchase warrants (the “WPM Warrants”), whereby each WPM Warrant entitles Wheaton to purchase one common share of the Company at an exercise price of $3.50, expiring August 5, 2025.

Capital Resources

On July 7, 2020, subsequent to Q2 2020, the Corporation closed a public offering (the “July Offering”) of 10,994,000 common shares at a price of $2.73 per share for gross proceeds of $30,013,620. In connection with the July Offering, the Corporation paid the Underwriters a cash commission equal to 4.5%.

On March 27, 2020, the Corporation completed an offering (the “March Offering”) (utilizing the short-form base shelf prospectus below) and issued 4,662,675 common shares at a price of $1.85 per share for aggregate gross proceeds of $8,625,948 for net cash proceeds of $7,764,000.

On September 21, 2018 the Corporation filed a short-form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following September 21, 2018. As of the date of this MD&A, the balance remaining on the Shelf is $2,726,000.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

On February 14, 2020, the Corporation completed the sale of AEG to AEG Management in consideration of $13,350,000 of which $12,100,000 was paid in cash on closing with the balance of $1,250,000 payable pursuant to a promissory note that matures on February 14, 2021.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations (expressed in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years

Leases	$1,278	$141	$848	$289	$ Nil
Decommissioning and rehabilitation provision (undiscounted basis)	7,317	225	727	134	6,231
Committed Expenditures: Purchase obligations	5,684	825	4,357	502	Nil
Total	$14,279	$1,191	$5,932	$925	$6,231

Sensitivity of Embedded Derivative

As discussed above, the valuation model for the embedded derivative related to the Wheaton SPA currently relies upon inputs from the PFS, such as payable ounces delivered and head grade, and will be updated as a result of updated studies, mine plans and actual production. Furthermore, the valuation model for the embedded derivative is updated quarterly to utilize a probability based dynamic pricing structure as opposed to a static pricing structure. As such, the discount rate used and silver price assumptions being updated quarterly are based on the risk-free yield curve and silver price forward curve at quarter end.

Based on assumptions used in the dynamic valuation model the value of the derivative asset as at June 30, 2020 is $11,678,000. If, for example, the silver price was to decline from the current spot price to US$13 per ounce and all other assumptions remained the same, the approximate derivative asset value would be $17,923,000. Similarly, if the silver price was to increase to US$25 per ounce and all other assumptions remained the same, the approximate derivative asset value would be $(1,722,000). The impacts of these swings in derivative asset value are recorded on the Statement of Profit and Loss through Other Income (Expenses) (see note 10 in the interim condensed consolidated financial statements for three and six month periods ended June 30, 2020 and 2019). The inputs that to date have had the greatest influence on the dynamic valuation model include changes in silver prices, anticipated mine plan silver production, interest rate yield curve, US dollar relative strength and time to production realization.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

The following table summarizes the expected stand-alone impact on the embedded derivative asset value based on changes in model inputs:

Dynamic Model Input Change	Expected Impact on Embedded Derivative Asset Value
Silver Price Increase	Decrease
Silver Price Volatility Increase	Decrease
Mill Silver Head Grade Increase	Decrease
Decrease in timeframe to reach production	Increase
Foreign Exchange: US dollar appreciates compared to CDN dollar	Increase
Risk Free Yield Increase	Decrease

Management expects that changes in the fair value of the embedded derivative asset prior to mine production will largely be driven by the risk-free yield curve and silver price forward curve as well as proximity to production date. In a market where the price of silver is static, these changes are expected to be nominal relative to a production scenario, at which time management expects the variability of the fair value adjustments to increase significantly as silver ounces are mined and delivered to Wheaton.

Note that certain inputs in the valuation model for the embedded derivative will change in Q3 2020 as a result of Alexco entering into an agreement with Wheaton to amend and restate its streaming agreement whereby the silver production payment made by Wheaton will be adjusted as outlined in Note 20 of the Q2-2020 financial statements.

Share Data

As at the date of this MD&A, the Corporation has 136,808,672 common shares issued and outstanding. In addition, there are outstanding incentive share options exercisable into a further 8,994,400 common shares, warrants to be settled by way of common shares issued from treasury for a further 2,000,000 common shares, restricted share units to be settled by way of common shares issued from treasury for a further 406,673 common shares and deferred share units to be settled by way of common shares issued from treasury for a further 255,000 common shares.

Financial Instruments

All of Alexco’s cash and cash equivalents at June 30, 2020 were held in the form of demand deposits. Alexco’s restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco’s other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, and its investment in marketable securities.

At June 30, 2020, a total of $2,913,000 of Alexco’s restricted cash and deposits represents cash collateral posted with a surety company to underwrite surety bonds for security in respect of mine-site reclamation at certain of Alexco’s mineral properties. The balance of Alexco’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. The term deposits held at June 30, 2020 as individual financial instruments carry initial maturity periods of one year or less. They have been classified as investments and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 0.30% and 1.5% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

The carrying amounts of Alexco’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of investments in marketable securities and embedded derivative are adjusted to fair value at each balance sheet date. The fair values of all of Alexco’s financial instruments measured at June 30, 2020, other than the marketable securities that are included in investments, constitute Level 2 and Level 3 measurements within the fair value hierarchy defined under IFRS. The fair value of the investments in marketable securities constitute Level 1 measurements.

Substantially all of Alexco’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

Alexco’s accounts and other receivables at June 30, 2020 total $1,977,000, comprising primarily of a promissory note receivable related to the sale of AEG and trade receivables from a government agency. The Corporation is exposed to credit losses due to the non-performance of its counterparties and considering that the concentration risk of its promissory note with one party, it does consider this to be a material risk. The Corporation’s customer for the current environmental business operations (carried out by ERDC) is a government body and therefore is not considered a material risk. For its trade receivables, the Corporation applies the simplified approach for determining expected credit losses, which require the Corporation to determine the lifetime, expected losses for all its trade receivables. The expected lifetime credit loss provision for its trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. Because of factors including that its customers have been considered a low default risk to date, the historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as at June 30, 2020. Accordingly, the Corporation did not record any adjustment relating to the implementation of the expected credit loss model for its trade receivables and promissory note receivable.

All of Alexco’s property, plant and equipment and mineral properties are located in Canada and all of its mining operations and mineral exploration occur in Canada. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements as defined by National Instrument 52-109.

Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management includes the Corporation’s Board of Directors and members of senior management. Key management compensation for the three and six month periods ended June 30, 2020 and 2019 were as follows:

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

(expressed in 000’s of dollars)	Three months ended		Six months ended
	2020	2019	2020	2019

Salaries and other short-term benefits	$466	$532	$1,300	$1,478
Share-based compensation	348	481	711	1,490

	$814	$1,013	$2,011	$2,968

On February 14, 2020, pursuant to the AEG Sale Agreement, Alexco sold AEG to AEG Management led by AEG’s President.

Critical Accounting Estimates and Judgments

The Corporation’s significant accounting policies as well as significant judgment and estimates are presented in Notes 3 and 5 of Alexco’s December 31, 2019 annual consolidated financial statements and also presented in note 2 of Alexco’s interim condensed financial statements for the three and six month period ended June 30, 2020.

Non-GAAP Measures

The Corporation presents non-GAAP measures, which are not defined in IFRS. A description and calculation of the measures are given below and may differ from similarly named measures provided by other issuers. We disclose these measures because we believe it assists readers in understanding Alexco’s financial position. These measures should not be considered in isolation or used in substitute for other measures prepared in accordance with IFRS.

Net Working Capital

Consolidated net working capital comprises those components of current assets and liabilities which support and results from the Corporation’s ongoing running of its current operations. It is provided to give a quantifiable indication of the Corporation’s short-term cash generation ability and business efficiency. As a measure linked to current operations and sustainability of the business, net working capital includes: cash and cash equivalents, accounts and other receivables, investments, inventories, and prepaids expenses and other, less accounts payable and accrued liabilities, lease liabilities, and environmental services contract loss provision. Excluded components are deferred revenue and flow-through share premium pending renunciation.

Internal Control Over Disclosure Controls and Procedures and Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under National Instrument 52-109, management advises that during the quarter, the Corporation’s employees began working remotely from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Corporation’s internal control over financial reporting during the quarter ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

Risk Factors

Except as set forth below, there have been no material changes to the risk factors set forth in Alexco Annual Information Form for the year ended December 31, 2019. The risk factors included in our Annual Information Form for the year ended December 31, 2019, in addition to the other information set forth in this MD&A, could materially affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we deem to be immaterial could also materially adversely affect our business, financial condition or results of operations.

The outbreak of the coronavirus (COVID-19) may affect our operations.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including more recently, the novel COVID-19. A significant outbreak or continued outbreaks could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

Summary of Mineral Reserve and Resource Estimates

The following tables sets forth the estimated probable mineral reserves and estimated mineral resources for Alexco’s mineral properties within the KHSD:

Summary of Probable Mineral Reserve Estimates

Category [1,2,4]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Probable	Bellekeno[3]	40,109	843	-	11.8	6.3	1,087,000
	Lucky Queen[3]	70,717	1,244	0.12	2.6	1.4	2,828,000
	Flame & Moth[3]	704,211	672	0.49	2.7	5.7	15,215,000
	Bermingham[3]	362,343	972	0.13	2.6	1.3	11,323,000
Total Probable Mineral Reserves		1,177,380	804	0.34	3.0	4.1	30,453,000

Notes:

1.	All mineral reserves for this table have the effective date of March 28, 2019 and are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.
2.	All numbers have been rounded to reflect the relative accuracy of the estimates.
3.	The Bellekeno, Lucky Queen, Flame & Moth and Bermingham deposits are incorporated into the current mine plan supported by disclosure in the news release dated March 28, 2019 entitled “Alexco Announces Positive Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District” and the PFS filed on SEDAR dated February 13, 2020 with an effective date of March 28, 2019.
4.	The disclosure regarding the summary of probable mineral reserves for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent and a Qualified Person as defined by NI 43-101.

Summary of Indicated and Inferred Mineral Resource Estimates

(Indicated mineral resources are inclusive of probable mineral reserve estimates)

Category [1,2,3,7,9]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Indicated	Bellekeno2,4&5 Lucky Queen2,4&6 Flame & Moth2,4&6 Onek4&6 Bermingham2,4&5	262,000 132,300 1,679,000 700,200 1,102,300	585 1,167 498 191 930	n/a 0.2 0.4 0.6 0.1	3.5 2.4 1.9 1.2 2.4	5.3 1.6 5.3 11.9 1.7	4,928,000 4,964,000 26,883,000 4,300,000 32,959,000
Total Indicated Sub-Surface Deposits		3,875,800	594	0.3	2.0	5.3	74,034,000
	Elsa Historical Tailings[7]	2,490,000	119	0.1	1.0	0.7	9,527,000
Total Indicated All Deposits		6,365,800	408	0.3	1.6	3.5	83,561,000

Inferred	Bellekeno4&5 Lucky Queen4&6 Flame & Moth4&6 Onek4&6 Bermingham4&5	243,000 257,900 365,200 285,100 509,400	428 473 356 118 717	n/a 0.1 0.3 0.4 0.2	4.1 1.0 0.5 1.2 1.7	5.1 0.8 4.3 8.3 1.5	3,344,000 3,922,000 4,180,000 1,082,000 11,743,000
Total Inferred		1,660,600	455	0.2	1.6	3.7	24,271,000

Notes:

1.	All mineral resources, except the Elsa Historical Tailings Resource, are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) of NI 43-101.
2.	Indicated mineral resources are inclusive of mineral reserves estimates.
3.	Mineral resources are not all mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
4.	The mineral resource estimates comprising Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham are supported by disclosure in the news release dated March 28, 2019 entitled “Alexco Announces Positive Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District” and the technical report filed on SEDAR dated February 13, 2020 with an effective date of March 28, 2019.
5.	The mineral resource estimate for the Bermingham and Bellekeno deposits are based on mineral resource estimates having an effective date of March 28, 2019. The Bellekeno deposit has been depleted to reflect all mine production from the Bellekeno mine to date.
6.	The mineral resource estimate for the Lucky Queen, Flame & Moth and Onek deposits have an effective date of January 3, 2017.
7.	The mineral resource estimate for the Elsa Tailings has an effective date of April 22, 2010 and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”. The Elsa Historical Tailings Resource is classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005 of NI 43-101.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

8.	The disclosure regarding the summary of estimated mineral resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Dr. Gilles Arseneau, P.Geo (Lucy Queen, Flame & Moth, and Onek deposits), Cliff Revering, P.Eng (Bermingham deposit), and David Farrow, P.GEO.PrSciNat (Bellekeno deposit), Qualified Persons as defined by NI 43-101.

Summary of Historical Resource Estimates

		Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Historical Resources	Silver King[1,2]
	- Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.	Historical resources for Silver King were estimated by UKHM, as documented in an internal report entitled “Mineral Resources and Mineable Ore Reserves” dated March 9, 1997. The historical resources were estimated based on a combination of surface and underground drill holes and chip samples taken on the vein and calculated using the polygonal (block) model and the 1997 CIM definitions for resource categories. Verification of the estimate would require new drill holes into a statistically significant number of the historical resource blocks and/or a combination of on-vein sampling. A Qualified Person (as defined by NI 43-101) has not done sufficient work to classify this estimate of historical resources as current mineral resources or mineral reserves, nor is Alexco treating this historical estimate as current mineral resources or mineral reserves.
2.	The disclosure regarding the summary of historical mineral resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent and a Qualified Person as defined by NI 43-101.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks and uncertainties related to the COVID-19 pandemic including but not limited to business closures, quarantines and a general reduction in consumer activity; risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed for the capacity related refund under the silver purchase agreement with Wheaton will be available on reasonable terms; (2) additional financing needed for the capacity related refund under the SPA with Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the interim condensed consolidated financial statements for the three month period ended March 31, 2020; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PFS (as defined under "Description of the Business – KHSD Property"); (7) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported, including the PFS; (8) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Technical Disclosure Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

The material scientific and technical information in respect of Alexco’s KHSD project in the MD&A, unless otherwise indicated is based upon the information contained in the PFS. Readers are encouraged to read the PFS, which is available under the Corporation’s profile on SEDAR, for detailed information concerning KHSD. All disclosure contained in this MD&A regarding the mineral reserves and mineral resource estimates and economic analysis on the property is fully qualified by the full disclosure contained in the PFS.

A production decision which is made without a feasibility study of mineral reserves demonstrating economic and technical viability carries additional potential risks which include, but are not limited to, the risk that additional detailed work may be necessary with respect to mine design and mining schedules, metallurgical flow sheets and process plant designs, and the noted inherent risks pertaining to the inclusion of approximately 2% Inferred Mineral Resources (as defined herein) in the mine plan.

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into SEC Industry Guide 7 reserves. Under Canadian rules, Inferred Mineral Resources (as defined herein) can only be used in economic studies as provided under NI 43-101. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. An “Inferred Mineral Resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource (as defined herein) and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report of Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

Additional Information

Additional information relating to Alexco, including Alexco’s Annual Information Form for the year ended December 31, 2019 can be found on the Corporation’s profile on SEDAR at www.sedar.com.

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